Exhibit 99.1

K Wave Media Ltd. Announces Appointment of Ted Kim as Interim Co-Chief Executive Officer

Seoul, South Korea and New York, May 30, 2025 (GLOBE NEWSWIRE) – K Wave Media Ltd. (Nasdaq: KWM), a holding company with an internal K drama production team and controlling interest in six diversified entertainment operating companies based in Korea and engaged in the entertainment content and IP creation businesses, on May 26, 2025 announced the appointment of Ted Kim as its Interim Co-Chief Executive Officer.

Mr. Kim is the founder and managing partner of Global Fund LLC, a US-based private equity firm focused on investing in high-growth companies across various industries and geographies, including pre-IPO. Mr. Kim has successfully launched and closed multiple U.S.-based private equity funds as a highly experienced and disciplined private equity specialist. Mr. Kim was selected as one of the top 10 cross-border M&A specialists by the Korean Presidential Blue House in 2014. He has also been a member of the Korea-America Business Summit, Washington D.C. since 2019. Mr. Kim holds a Juris Doctor from the Pennsylvania State University’s Dickinson School of Law.

About K Wave Media Ltd.

K Wave Media Ltd. aims to redefine storytelling by breaking boundaries between genres, formats, and cultures, creating deeper emotional connections and engagement. Through continuous innovation, we shape the future of K-Culture, enrich lives, and create lasting, differentiated value that resonates across generations and cultures.

For further information about K Wave Media Ltd. (Nasdaq:KWM), please visit www.kwavemedia.com.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. For a further discussion of these risks, please refer to the risk factors included in the Registration Statement filed on Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Media Contacts

official@kwavemedia.com